SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

First Northern Community Bancorp

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

335925103

(CUSIP Number)

Owen J. Onsum
Chief Executive Officer and President
First Northern Community Bancorp
195 North First Street
Dixon, CA 95620
(707) 678-3041

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2002

If the filing person has previously fined a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 335925103

1.	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Owen J. Onsum

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 175,602 8. SHARED VOTING POWER 34,257 9. SOLE DISPOSITIVE POWER 175,602 10. SHARED DISPOSITIVE POWER 34,257

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 209,859

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN,OO

Item 1.  Security and Issuer.

The name of the issuer is First Northern Community Bancorp, a California corporation (“FNCB”). FNCB’s principal executive offices are located at 195 North First Street, Dixon, CA 95620. The title of the securities to which this Statement relates is the Common Stock, no par value (the “Common Stock”), of First Northern Community Bancorp.

Item 2.  Identity and Background.

(a)-(c), (f)  This Schedule 13D is being filed by Owen J. Onsum (the “Reporting Person”). The business address for the Reporting Person is 195 North First Street, Dixon, CA 95620. The Reporting Person is the Chief Executive Officer and President of First Northern Community Bancorp and its wholly owned subsidiary, First Northern Bank of Dixon. The Reporting Person is a citizen of the United States.

(d), (e)  During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The shares of Common Stock which are the subject of this Schedule 13D are owned by The Lowell H. Morris and Muriel M. Morris Revocable Trust, a private trust formed under the laws of the State of California (the “Trust”). The Reporting Person was named the sole successor trustee of the Trust on February 2, 2002. The Trust is the beneficial owner of 100,662 shares of Common Stock. The Reporting Person, as the sole trustee of the Trust, has the sole power to vote or direct the voting of and to dispose of or direct the disposition of the shares of Common Stock beneficially owned by the Trust. The Reporting Person is not a named beneficiary of the Trust and has no pecuniary interest in the Trust or the shares of Common Stock owned by the Trust.

Item 4.  Purpose of Transaction.

The Reporting Person was named sole trustee of the Trust on February 2, 2002. The Trust previously owned the shares of Common Stock which are reported on this Schedule 13D. The Reporting Person has no plan or proposal which relates to or would result in any of the circumstances described in paragraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5.  Interest in the Securities of the Issuer.

(a)  The Reporting Person beneficially owns 209,859 shares of Common Stock of FNCB, which includes 22,013 shares held jointly with his spouse, 48 shares held as trustee for Matthew Onsum, 46 shares held as trustee for Brandon Onsum, 34,257 shares held by the First Northern Bank of Dixon Profit Sharing/401(k) Plan (the “Profit Sharing Plan”), for which the Reporting Person is a trustee, 100,662 shares held by the Trust, for which the Reporting Person is the trustee and options to purchase 52,833 shares of Common Stock which are exercisable within the next 60 days. The Reporting Person beneficially owns approximately 6.5% of the shares of Common Stock of FNCB outstanding as of December 31, 2002.

(b)  The Reporting Person has the sole power to vote or direct the voting of and to dispose of or direct the disposition of 175,602 shares of Common Stock. The Reporting Person shares with the other trustees of the Profit Sharing Plan the power to vote or direct the voting of and to dispose of or direct the disposition of the 34,257 shares of Common Stock held by the Profit Sharing Plan.

(c)  On November 14, 2002, 21 shares of Common Stock were transferred from the Profit Sharing Plan as Employee Recognition Gifts. On December 5, 2002, the Reporting Person swapped 4,080 shares of Common Stock to exercise stock options for 8,431 shares of Common Stock. On December 5, 2002, 3,351 shares of Common Stock were repurchased by FNCB from the Reporting Person through FNCB’s preexisting stock repurchase program

(d)  The plan participants of the Profit Sharing Plan have the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock of FNCB pursuant to the terms of the Profit Sharing Plan. The Trust, so long as the named trustee of the Trust is living, and the named beneficiaries of the Trust following the death of the named trustee, have the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock of FNCB owned by the Trust. The Reporting Person is not a named beneficiary of the Trust and has no pecuniary interest in the Trust.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to FNCB’s employee stock option plan, the Reporting Person has been granted options by FNCB to acquire shares of Common Stock. The stock options vest 20% upon their grant and 20% annually over 4 years. The exercise price of the stock options is the fair market value on the date of the grant. The Reporting Person holds stock options exercisable within 60 days of the date hereof for 52,833 shares of Common Stock.

The terms are as follows:

Granted	Full vesting	Shares exercisable	Price	Expires
5,002	3/6/99	1,573	$17,853.55	3/6/08
5,002	3/6/00	5,002	$56,772.70	3/6/08
5,002	3/6/01	5,002	$56,772.70	3/6/08
5,002	3/6/02	5,002	$56,772.70	3/6/08
3,573	1/3/00	3,573	$40,839.39	1/3/10
3,573	1/3/01	3,573	$40,839.39	1/3/10
3,573	1/3/02	3,573	$40,839.39	1/3/10
3,573	1/3/03	3,573	$40,839.39	1/3/10
4,494	1/2/01	4,494	$67,994.22	1/2/11
4,494	1/2/02	4,494	$67,994.22	1/2/11
4,494	1/2/03	4,494	$67,994.22	1/2/11
4,240	1/2/02	4,240	$104,007.20	1/2/12
4,240	1/2/03	4,240	$104,007.20	1/2/12

52,833

Item 7.  Material to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2003.

/s/ Owen J. Onsum
Owen J. Onsum